Exhibit (a)(5)(I)

EFiled: Jan 13 2014 02:20PM EST Transaction ID 54822988 Case No. 9243-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

MUNICIPAL POLICE EMPLOYEES’
RETIREMENT SYSTEM OF LOUISIANA, on behalf of itself and all others similarly situated,

Plaintiff,
C.A. No.
v.

ALAN F. SCHULTZ, ROBERT L. RECCHIA,
FAITH R. WHITTLESEY, JOSEPH B
ANDERSON, JR., THOMAS J. REDDIN,
LUIS ANTONIO UBINAS, KENNETH V.
DARISH, WALLACE S. SNYDER, and
ROBERT A. MASON,
Defendants.

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, the Municipal Police Employees’ Retirement System of Louisiana (“Plaintiff”), by its undersigned counsel and on behalf of itself and all other similarly situated public shareholders of Valassis Communications, Inc. (“Valassis” or the “Company”), brings this Verified Class Action Complaint (the “Complaint”) against the members of the board of directors of Valassis (the “Board”) based on its knowledge as to itself, and on information and belief, as to all other matters.

INTRODUCTION

1. In August 2013, Valassis’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) were personally approached in connection with a potential acquisition of Valassis by Harland Clarke Corp. (“Harland Clarke”), a subsidiary of MacAndrews & Forbes Holdings Inc. (“M&F” and collectively with Harland Clarke and V Acquisition Sub, Inc., the “M&F Group”). Valassis’s CEO and CFO chose not to notify the Board about this approach, even though the Board was already engaged in a strategic process. Rather, they took advantage of this opportunity to engage in private negotiations with the M&F Group, going so far as to enter into a non-disclosure agreement with the M&F Group, conduct face-to-face meetings with the M&F Group, and bring the Company’s Chairman (Valassis’s former CEO and President) into their confidence and negotiations. Not surprisingly, at the end of the strategic process it was the M&F Group left standing as the successful bidder. The Company has not disclosed what relationships the CEO, CFO and Chairman will have with the M&F Group following the closing of the Proposed Transaction (defined below).

2. For over a month, without disclosing their secret contacts with the M&F Group, the CEO, CFO and Chairman (the “Management Defendants”) continued to take part in the Board’s strategic process, including its selection of a financial advisor – a decision that was supposed to have been made by the Audit Committee of the Board (the “Audit Committee”). The vast majority of the Company’s financial advisor’s compensation is contingent on the successful completion of a sales transaction or the M&F Group not paying a termination fee.

3. Finally, in September the Management Defendants notified the Board about the M&F Group’s interest in acquiring the Company. Upon learning about the M&F Group’s interest, the Board abandoned its review of strategic alternatives in favor of a confidential, targeted process aimed solely at selling the Company. Even after deciding on which firms to approach in this limited process, the Board did not prevent the Management Defendants from contacting the M&F Group to “coordinate” their participation in the sales process.

4. In fact, the Management Defendants controlled the sales process to favor the M&F Group as follows:

(a) while giving other potential bidders less than one month to submit initial indications of interest, the M&F Group was able to engage in due diligence for more than two months;

(b) the M&F Group received management presentations more than two weeks prior to the other potential bidders;

(c) the M&F Group was provided supplemental information about the Company’s core business – Shared Mail – as well as other information not provided to the other potential bidders; and

(d) despite the emergence of two additional unsolicited expressions of interest and the failure of any parties other than the M&F Group to submit a bid, the Board did not expand its targeted confidential process in order to generate a competitive bidding process.

5. Following this flawed sales process, the M&F Group was the only potential acquirer to submit a bid. The Company’s management also took steps to make the M&F Group’s bid appear to the Board to be within the range of reasonable valuations for the Company as follows:

(a) Management caused the Company to significantly reduce its earnings guidance for fiscal year 2013;

(b) management prepared a set of projections for the Board to replace those it had prepared in the ordinary course of business that suggested a discounted cash flow (“DCF”) valuation approximately 16% lower than the original valuation; and

(c) management approved unorthodox modifications to the financial advisor’s DCF analysis, apparently without notifying the Board. This suggested a DCF valuation approximately 21% lower than the valuation which would have resulted solely based on management’s lowered projections.

6. Having tempered stockholders’ expectations, the Board decided that it would be willing to continue to engage with the M&F Group. When the Board entered negotiations with the M&F Group, it abandoned certain demands without extracting concessions in exchange. Ultimately, the Board agreed to a price of $34.04 per share in cash, lower than its initial stated floor. Using management’s projections prepared in the ordinary course of business and applying a typical DCF methodology, the Company may be worth in excess of $57 per share.

7. On December 17, 2013, the Company entered into an Agreement and Plan of Merger with the M&F Group (the “Merger Agreement”). Then, on January 6, 2014, the M&F Group commenced a tender offer (“Offer” or the “Proposed Transaction”) to acquire the outstanding shares of Valassis for $34.04 in cash (the “Offer Price”). The Offer is scheduled to expire at 11:59 P.M. on February 3, 2014 unless the Offer is extended or earlier terminated. Also on January 6, 2014, in connection with the Offer, the Company issued a Recommendation Statement on Schedule 14D-9 (the “Recommendation Statement”), in which it provided information about the process leading up to the Offer as well as the Company’s financial projections and other information relevant to the Offer.

8. The Offer is taking place in an atmosphere poisoned by materially false, misleading and omissive disclosures. For example, the Recommendation Statement fails to disclose material information concerning the secret communications between management and the M&F Group and the Board’s sale process, as well as the Company’s financial projections and J.P. Morgan’s Fairness Opinion.

9. If the Offer is completed, Valassis’s public shareholders will be frozen out in a grossly unfair transaction. Plaintiff and Valassis’s other public stockholders have no adequate remedy at law.

THE PARTIES

10. Plaintiff, the Municipal Police Employees’ Retirement System of Louisiana (“MPERS”) provides retirement benefits to all eligible municipal police officers throughout the State of Louisiana. MPERS has been a continuous owner of Valassis common stock since at least December 18, 2013.

11. Valassis maintains its principal executive offices in Livonia, Michigan and is a Delaware corporation. Valassis trades on the New York Stock Exchange (“NYSE”) under the ticker symbol, “VCI.” As of March 4, 2013, Valassis had 39,160,735 shares of common stock outstanding. Valassis describes itself as “a leader in intelligent media delivery, providing over 15,000 advertisers proven and innovative media solutions to influence consumers wherever they plan, shop, buy and share.” Valassis had net earnings of $113.4 million in 2011 and $119.0 million in 2012.

12. Defendant Joseph B. Anderson, Jr., has served as a Valassis director since July 2006.

13. Defendant Kenneth V. Darish, has served as a Valassis director since June 2001.

14. Defendant Robert A. Mason (“Mason”), has served as a Valassis director since September 2011 and has been the Company’s President and Chief Executive Officer (“CEO”) since January 2012. Mason has served in a range of roles at Valassis since 1995.

15. Defendant Robert L. Recchia (“Recchia”), has served as a Valassis director as well as its Executive Vice President, Chief Financial Officer and Treasurer since October 1991 and has worked for Valassis since 1982.

16. Defendant Thomas J. Reddin, has served as a Valassis director since June 2010.

17. Defendant Alan F. Schultz (“Schultz”), is Chairman of Valassis’s board of directors and has served as a Valassis director since December 1995. Schultz served as the Company’s President and CEO until December 31, 2011. The Company entered into a consulting agreement with Defendant Schultz in conjunction with Mr. Schultz’s retirement from the Company which will run until January 1, 2015 (the “Consulting Agreement”). Based on the Consulting Agreement and other contractual arrangements between Defendant Schultz and the Company, Defendant Schultz received more than $3.6 million in compensation in 2012.

18. Defendant Wallace S. Snyder has served as a Valassis director since January 2008.

19. Defendant Luis A. Ubiñas, has served as a Valassis director since November 2012.

20. Defendant Ambassador Faith Whittlesey, has served as a Valassis director since January 1992

21. Defendants Mason, Recchia and Schultz shall be referred to herein as the “Management Defendants”.

FACTUAL BACKGROUND

I.	VALASSIS BACKGROUND

22. Founded in 1970, Valassis is a communications company targeting shoppers through mail inserts, print and online advertisements, and in-store displays and coupons. Valassis maintains extensive residential address lists as an integral part of its business. Valassis provides advertising for over 15,000 customers.

23. Valassis has acquired numerous companies to expand its offerings, technology, and market share. Valassis’ acquisitions include NCH Marketing Services, Inc. in 2003, ADVO in 2007, and Brand.net and Circle Street in 2012.

24. Valassis has three main business segments – Free Standing Inserts (“FSI”), Neighborhood Targeted, and Shared Mail. FSI are small booklets of advertising placed inside newspapers for distribution. Neighborhood Targeted focuses on newspaper advertising by negotiating prices for advertising space and printing customized promotional materials. Shared Mail is a single mailed advertisement for the products or services of multiple companies, allowing the companies to share costs. Valassis has a national Shared Mail network with the ability to reach 9 out of 10 U.S. households by mail. Valassis’ Shared Mail business segment accounts for a significant portion of its revenue.

25. Valassis’ has made substantial investments to increase Shared Mail’s profitability. Valassis faced difficulties in shared mail following the acquisition of ADVO in March 2007, difficulties which appear to have been largely addressed. According to one analyst, “Valassis does have some incremental potential upside with the pending test of its new national CPG Shared Mail product in 1Q13, but we don’t anticipate any material impact from the new program until 2014.”1

26. Stock analysts are only recently recognizing the hidden value of Valassis. For example, on October 3, 2013, analyst Justin Kuepper issued a report on Seeking Alpha showing that Valassis’s disappointing results in the Shared Mail segment were a result of the absence of a single large program that ran in 2012.2 Furthermore, the report explained that the Company’s management had been making changes in the Shared Mail program that could exceed its 3% revenue growth target and surpass investor expectations. Analyst Kuepper also pointed to a Neilson survey that found Valassis’s online solution more effective than 132 other benchmark

[1]	Benchmark Analyst Report, July 29, 2013.
[2]	http://seekingalpha.com/article/1727642-investors-should-keep-an-eye-on-valassis-turnaround retail campaigns. Ultimately, Kuepper concluded that “management has a strong plan in place to improve its growth in both its legacy and digital divisions” and set a price target of $40 per share.

II.	VALASSIS’S BOARD INITIATES A PROCESS TO EVALUATE POTENTIAL STRATEGIC ALTERNATIVES

27. At a May 3, 2013 Board meeting, the Board discussed the possibility of exploring strategic alternatives and agreed to engage legal and financial advisors to assist it in considering these alternatives. The Company then engaged Kirkland & Ellis LLP to serve as legal counsel in connection with exploring various strategic alternatives (“Kirkland & Ellis”).

28. On June 3, 2013, Kirkland & Ellis gave a presentation to the Board during which it explained the directors’ fiduciary duties in connection with a review of strategic alternatives. Following this meeting, the Board delegated to the Audit Committee the responsibility of engaging a financial advisor to assist the Board in its review of strategic alternatives.

29. Nearly two months later, on July 31, 2013, the Management Defendants, as well as a member of the Company’s Audit Committee and other Company executives, met and interviewed representatives from three different financial advisory firms, including J.P.Morgan Securities LLC (“J.P. Morgan”).

30. Valassis then waited almost two weeks, until August 12, 2013, to resume contact with these potential financial advisors. In the meantime, unbeknownst to the Board, the Management Defendants had begun having private meetings with the M&F Group regarding its interest in exploring strategic alternatives involving the Company, discussed in detail below.

31. It was not until August 20, 2013, that the Company informed representatives of J.P. Morgan of its selection to serve as the Company’s financial advisor “in connection with the exploration of strategic alternatives, including a possible sale of the Company.” The Company has not disclosed whether the Audit Committee of the Board engaged J.P. Morgan, as required by the Board.

32. On August 29, 2013, at the Company’s request, J.P. Morgan contacted an industry participant about the potential acquisition of a division of Valassis. This party informed J.P. Morgan that it was not interested in acquiring the division.

33. On September 10, 2013, the Board held a regularly scheduled meeting at which the Board and J.P. Morgan considered potential strategic alternatives available to the Company, including (i) continuing to execute the Company’s business plan; (ii) selling non-core assets; (iii) pursuing “tack on” acquisitions or larger acquisitions; (iv) recapitalizing the Company by using existing liquidity and debt capacity; and (v) selling the Company in an attempt to maximize the Company’s near-term value. It was at this point that the Board and J.P. Morgan apparently first learned of the M&F Group’s interest and the Management Defendants’ discussions with it.

34. During this meeting, rather than fully evaluating each potential alternative, the Board abandoned its robust process, planned for a tepid approach to a small group of potential buyers and largely embraced the sale opportunity that had been developed by the Management Defendants without the Board’s or the financial advisor’s involvement or knowledge.

A.	The Management Defendants’ Surreptitious Efforts to Sell the Company

35. As noted above, while the Board was still in the early stages of constructing its strategic process, Defendants Mason and Recchia were privately approached by the M&F Group concerning a potential transaction. Rather than informing the Board or J.P. Morgan of this development, however, the Management Defendants kept this information to themselves for more than a month while planning with the M&F Group what became the Offer. The Company has not disclosed the reason for this failure to inform the Board and the Financial Advisor.

36. Specifically, in early August, 2013, representatives of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA”) contacted Defendants Mason and Recchia to express the interest of M&F and Harland Clarke in exploring strategic alternatives involving Valassis. Rather than immediately disclosing these contacts to the Board, Mason and Recchia scheduled a face-to-face meeting with Harland Clarke and M&F. The extent of these communications and their substance are unknown.

37. Following these secret and private communications, the Company participated in an August 12, 2013 meeting with the potential financial advisors. The Company has not disclosed which representatives of the Company participated in this meeting.

38. Similarly, the Company has not disclosed which Company representatives made the August 20, 2013, determination that J.P. Morgan should serve as the Company’s financial advisor. The Board had previously delegated that responsibility to the Audit Committee of the Board.

39. Even though the Board was supposedly engaged in an deliberative process and had selected J.P. Morgan as the Company’s financial advisor in mid-August 2013, on September 3, 2013, Defendants Mason and Recchia negotiated and executed a non-disclosure agreement with the M&F Group covering “the discussions between the two parties” (the “Management NDA”). The Recommendation Statement does not disclose the communications between the Management Defendants and the M&F Group concerning the Management NDA, does not elaborate on what parties were covered by the Management NDA and it does not attach a copy of the Management NDA (though it attaches a copy of a non-disclosure agreement later entered into between the Board and the M&F Group).

40. The next day, on September 4, 2013, Defendants Mason and Recchia met in person with representatives of M&F as well as Harland Clarke’s CEO and COO and BofA, concerning the Proposed Transaction, without any independent board members or the Company’s Financial Advisor present (which is not surprising since the Board had still not been told about the M&F Group’s interest). The Company has not disclosed the topics discussed during this meeting, including what relationships, if any, the Management Defendants and the M&F Group will have following consummation of the Proposed Transaction. In fact, due to the Management NDA, the participants in this communication may very well have been contractually prohibited from disclosing their contents, even to the Board.

41. Finally, by September 6, 2013, Defendants Mason and Recchia informed the Company’s Chairman, Defendant Schultz, about the interest of the M&F Group in acquiring the Company. Defendant Schultz is the Company’s former CEO and President as well as its largest management shareholder. He currently is under contract to provide consulting services to the Company through January 1, 2015. The Company has not disclosed whether Mr. Schultz’s consulting contract will be extended, amended or terminated following consummation of the Proposed Transaction.

42. On September 6, 2013, Defendants Mason, Recchia and Schultz met telephonically with representatives of M&F as well as Harland Clarke’s CEO and Chief Operating Officer and BofA. As with the September 4 meeting, the Company has not disclosed the topics discussed during this meeting.

43. It was not until the Company’s September 10, 2013 Board meeting, more than a month after the Management Defendants began meeting with Harland Clarke and M&F, that

Mason and Recchia disclosed to the Board that they had engaged in discussions with the M&F Group. The Recommendation Statement is silent as to what the Board was told, stating simply, “The Board was also informed of the discussions with [Harland Clarke] and M&F.

B.	The Management Defendants Controlled the Board’s Sale Process To Favor the M&F Group

44. At the September 10 Board meeting, rather than exploring any of the strategic alternatives presented by J.P. Morgan, the Board decided to conduct a confidential targeted process aimed solely at selling the Company. While J.P. Morgan discussed a variety of firms that might have been interested in acquiring the Company, including publishers, commercial printing companies, marketing services firms, and large conglomerates, the Board decided to contact only three potential strategic buyers, including the M&F Group. J.P. Morgan also discussed private equity firms, including those with various investment styles and investment focuses. Ultimately, the Board decided to only contact four private equity firms.

i.	The Management Defendants “Coordinate” the M&F Group’s Participation in the Sales Process

45. Even though the Management Defendants had secretly been in contact with the M&F Group for more than a month, the Board permitted the Management Defendants to continue their private communications with the M&F Group even after they learned the details of J.P. Morgan’s sale process, including the identity of each of the potential buyers who might be approached. In fact, three days later, on September 13, 2013, Defendant Recchia contacted BofA to “coordinate [Harland Clarke’s] and M&F’s participation in the sale process.”

46. It was only after Defendant Recchia’s email coordinating the M&F Group’s bidding process that J.P. Morgan finally instructed a senior executive of the M&F Group that the Company had retained J.P. Morgan, and that all communications should be directed to representatives of J.P. Morgan. It is unclear whether the Management Defendants were still permitted to directly communicate with the M&F Group.

47. On September 18, 2013, the Company and J.P. Morgan signed an engagement letter providing that the Company agreed to pay to J.P. Morgan a fee of approximately $14.4 million in the event a transaction was consummated (the “Transaction Fee”) and a fee of approximately $13.5 million in connection with any termination or abandonment of any such transaction (the “Advisors Break Fee”) if the Company receives any termination fee. J.P. Morgan would receive $1.5 million of those fees upon delivery of a fairness opinion (the “Fairness Opinion Payment”).

ii.	The M&F Group Gets a Two-Week Advantage Over Other Potential Bidders

48. By September 23, 2013, despite having determined which potential acquirers to contact nearly two weeks earlier, J.P. Morgan had still not contacted any of the potential acquirers.

49. Rather, on September 21, 2013, the Company entered into a new non-disclosure agreement with the M&F Group. Then, on September 23, 2013, Defendants Mason and Recchia as well as the Company’s General Counsel and J.P. Morgan participated in a management presentation with representatives of the M&F Group. The Company has not disclosed whether any independent directors were present at this presentation. It further has not disclosed what financial information, including projections, if any, were presented to representatives of the M&F Group at this meeting.

50. It was not until four days after the September 23, 2013 management presentation and nearly two weeks after Defendant Recchia coordinated the M&F Group’s participation in the sale process, that J.P. Morgan began contacting the six other potential buyers that were identified during the September 10, 2013 Board meeting. Only the private equity firms decided to participate in the process. Between October 4, 2013 and October 9, 2013, each private equity firm entered into a non-disclosure agreement with the Company, and was granted access to a virtual data room that contained key business and financial information, including financial projections. The Company has not disclosed which financial projections were provided to the potential acquirers during this time.

51. Also on October 9, 2013, three of the private equity firms were given management presentations and J.P. Morgan sent letters to the M&F Group and to each of the other interested parties describing the process by which J.P. Morgan and the Company would solicit initial indications of interest and requesting non-binding indications of interest by 5:00 p.m. Eastern Time on October 23, 2013, prior to the Company’s third quarter earnings teleconference on October 24, 2013. On October 14, 2013, the fourth private equity firm was given the management presentation.

iii.	The M&F Group is Given Supplemental Information Concerning the Company’s Key Growth Drivers and Short Term Guidance

52. While J.P. Morgan was engaged in the discussions with the other interested parties, the private meetings with the M&F Group continued. On October 7, 2013, Defendants Mason and Schultz met in person with senior executives of M&F at the Company’s headquarters. At this meeting, the parties had a general discussion about the potential transaction purportedly without reference to specific terms, as well as industry trends. Neither any independent board members nor J.P. Morgan attended this meeting.

53. On October 15, 2013, the Company’s Chief Executive Officer and other representatives of the Company met with representatives of the M&F Group at Kirkland & Ellis’s offices in New York to discuss the Company’s Shared Mail business. Representatives of J.P. Morgan were also present at this meeting. There is no indication that the information presented at this meeting was ever provided to the other potential acquirers.

54. During the week of October 21, 2013, and prior to the submission of initial non-binding indications of interest on October 23, 2013, three of the private equity firms indicated concerns regarding the future growth prospects of the Shared Mail business, the Company’s other business units and the prospects for the Company’s digital growth strategy. On October 25, 2013, the fourth private equity firm expressed similar concerns. The Recommendation Statement does not state, and thus there is no reason to believe, that the information Defendants Mason and Schultz shared with the M&F Group concerning industry trends on October 7, 2013, and the Shared Mail business on October 15, 2013, was ever provided to the private equity firms.

55. On October 23, 2013, initial non-binding indications of interest were due. The M&F Group was the only bidder that submitted a written indication of interest, which set forth a price within a range of $32.00 - $35.00 per share.

56. On October 27, 2013, the Board held a special meeting to consider the indication of interest that it received from the M&F Group. At this meeting the Board discussed the transaction process, including among other items the possibility of inviting additional private equity firms to bid. J.P. Morgan provided feedback from the other potential bidders who had elected not to bid, including concerns regarding the future growth prospects of the Shared Mail business, the Company’s other business units, the prospects for the Company’s digital growth strategy and the Company’s recent financial performance relative to its public earnings guidance. It does not appear that the Board was told about the discussions between certain Management Defendants and the M&F Group concerning the Company’s Shared Mail program and the potential transaction and industry trends.

57. Ultimately, the Board concluded that the probability that any additional private equity firm would submit an indication of interest comparable or superior to the M&F Group’s proposal was remote and determined to pursue a transaction with the Buyer at or above the high end of its bid range.

58. On October 29, 2013, the M&F Group was provided with access to a more comprehensive virtual data room, containing certain non-public information provided by the Company, which was intended to provide sufficient information to facilitate the M&F Group’s final due diligence of the Company.

iv.	Despite the Emergence of Two Additional Unsolicited Expressions of Interest, the Board Maintained its Narrow Process

59. Belying the conclusion that the chance of additional private equity interest was “remote,” on October 28, 2013, another private equity firm that had become aware of the process contacted representatives of J.P. Morgan to express its interest in participating in the process and exploring a possible transaction. Also on or about October 28, 2013, yet another private equity firm contacted representatives of J.P. Morgan to express interest in participating in the process (“Party A”).

60. The Company entered into non-disclosure agreements with these entities and provided them with non-public information about the Company. Thereafter, each private equity firm entered into a non-disclosure agreement with the Company, and representatives of J.P. Morgan scheduled management presentations for these potential new bidders. Discussions with the M&F Group continued during this period. On November 6 and 7, the Company’s management team met with representatives of the M&F Group to discuss topics including human resources and general management.

61. On November 12, 2013, Defendants Mason and Recchia gave a management presentation to one of the two newly interested private equity firms, which representatives of J.P. Morgan attended. Thereafter, this potential bidder advised representatives of J.P. Morgan that it would not participate further in the process due to concerns regarding the future growth prospects of the Shared Mail business and the recent volatility in the Company’s operating and financial performance.

62. On November 13, 2013, the management team gave a presentation to Party A in Detroit, which representatives of J.P. Morgan attended. Shortly thereafter, representatives of Party A indicated to representatives of J.P. Morgan that Party A did not intend to submit an indication of interest.

63. Despite the emergence of these additional potential bidders, the Board decided not to open up its process to additional parties.

v.	Management Reduces its Projections and Earnings Guidance

64. After the Management Defendants had been involved in private negotiations with the M&F Group for a month, after Defendant Recchia had helped to “coordinate” the M&F Group’s bidding strategy and while the sales process was ongoing, Valassis’s management withdrew its confidence from the projections it had prepared in the ordinary course of business (the “Management Projections”). Rather, the Company’s management constructed a set of lower projections in connection with the Proposed Transaction (the “Reduced Projections”). The Company has neither disclosed whether Company management was instructed to create the Reduced Projections by the Board or J.P. Morgan nor whether the “inherent uncertainty” in projections was reflected in the Management Projections.

65. Subsequent to creating the Reduced Projections, Valassis’s management informed the Board that it had a higher degree of confidence in the Reduced Projections than the Management Projections. This is likely to have reduced the Board’s view of the Company’s valuation. The Management Projections were still provided to the potential acquirers, including the M&F Group in the course of their due diligence.

66. Also, on October 24, 2013, the Company issued a press release in which it reduced its guidance for the 2013 fiscal year (the “October 24 Press Release”).

67. Specifically the October 24 Press Release revised the Company’s previously issued guidance downward from diluted earnings per share of between $3.05 and $3.20 to between $2.74 and $2.84 and adjusted EBITDA from between $290.0 million and $300.0 million to between $270.0 million and $275.0 million. Following the earnings announcement, the Company’s stock price declined from a closing price of $30.95 on October 23 to a closing price of $27.51 on October 24.

68. The Company has never disclosed its actual 2013 diluted earnings per share or EBITDA, as concurrent with its announcement of the Merger Agreement, the Company commented that “[i]n light of this transaction, Valassis will not provide earnings guidance going forward. Valassis will not issue its previously announced 2014 guidance or host the conference call scheduled for Wednesday December 18, 2013.”

vi.	Negotiations

69. On December 4, 2013, Harland Clarke submitted an offer at $33.00 per share, which stipulated that the Company would not declare or pay its regular fourth quarter dividend.

70. On December 8, 2013, the Board convened a special meeting where it instructed J.P. Morgan to inform the M&F Group that they would be willing to enter into an agreement at $35.00 per share in cash, whereby the Company would pay a fourth quarter dividend of $0.31 per share, and arrangements would be made for the Company’s stockholders to receive a portion of potential recovery under litigation that had been filed by the Company against News Corporation (the “Litigation Recovery”).

71. Also at the December 8, 2013 meeting, after the Company had been engaged in negotiations with the M&F Group for more than four months, the Management Defendants had personally engaged in private negotiations with the M&F Group, the M&F Group had been given timing and informational advantages over other bidders, the Company had reduced its guidance, and management provided reduced projections to the Board, the Board finally appointed a transaction committee (the “Transaction Committee”). Surprisingly, the Transaction Committee included Defendant Schultz, who was involved in the secret negotiations, as well as members of the Audit Committee of the Board. Thus, even the Board’s too-late appointment of the Transaction Committee was tainted by participation by Defendant Schultz.

72. On December 9, 2013, the M&F Group responded to the Company’s counteroffer, reiterating its offer of $33.00 per share, but allowing payment of the $0.31 dividend. The M&F Group indicated it was unwilling to let the Company’s shareholders share in the Litigation Recovery.

73. In response, on December 10, 2013, the Transaction Committee instructed J.P. Morgan to propose a counteroffer of $34.50 per share plus payment of the $0.31 fourth quarter dividend and a share of the Litigation Recovery. Later on December 10, 2013, the M&F Group increased its offer to $33.75 per share with payment of the $0.31 dividend and no Litigation Recovery. The Transaction Committee apparently dropped its demand for shareholders to share in the Litigation Recovery at this time. This is surprising, as the Board was already dropping its price demand more than the value of the dividend concession offered by the M&F Group.

74. On December 11, 2013, after a meeting of the Board, the Company made a counter offer to the M&F Group at $34.44 per share with payment of the $0.31 dividend. The M&F Group increased its offer to $34.00 per share plus payment of the dividend. Then after a conversation between Defendant Schultz and representatives of the M&F Group, the M&F Group increased its offer to $34.04 per share plus payment of the $0.31 per share dividend.

75. Between December 11, 2013 and December 17, 2013, representatives of the Company and the M&F Group as well as their respective financial and legal advisors negotiated a merger agreement.

76. On December 16, 2013, the Company’s Board of Directors agreed to the Proposed Transaction whereby the M&F Group would commence a tender offer to acquire a majority of the Company’s shares at a price of $34.04 per share.

77. On December 16, 2013, J.P. Morgan issued a fairness opinion finding that the proposed tender offer price of $34.04 is fair, from a financial point of view, to such holders (the “Fairness Opinion”). Under its Engagement Letter, J.P. Morgan was to receive $1.5 million from the Company upon delivery of the Fairness Opinion, which would be credited against J.P. Morgan’s fee of approximately $14.4 million, which is contingent upon the consummation of the transaction.

78. On December 17, 2013, the Company and the M&F Group executed the Merger Agreement.

III.	A DEAL IS ANNOUNCED

79. On December 18, 2013, the Company announced that it had entered into a Merger Agreement with Harland Clarke and Merger Sub dated as of December 17, 2013. Under the terms of the Merger Agreement, Merger Sub would commence the Offer to acquire all of the Company’s outstanding shares at a purchase price of $34.04 per share of cash.

80. Following the consummation of the Offer, if the M&F Group acquires a majority of the Company’s shares, then it will execute a short-form merger pursuant to Section 251(h) of the Delaware General Corporation Law, which will not require consent of the Company’s stockholders.

81. Pursuant to the Merger Agreement, the Company is not permitted to solicit additional bids. If the Company enters into an agreement with respect to an unsolicited superior proposal, it will be required to pay a termination fee of $55 million to Harland Clarke (the “Termination Fee”).

82. While the Board negotiated for a fee to be paid to it if the M&F Group fails to consummate the Offer, this fee is only payable if the M&F Group fails to obtain financing and other narrow circumstances. If the M&F Group obtains financing it may still back out of the deal with no recourse to the Company under certain circumstances. On January 6, 2014, the Company caused its Recommendation Statement to be filed with the Securities and Exchange Commission (the “SEC”). Also on January 6, 2014, Merger Sub caused a Schedule TO to be filed with the SEC.

A.	Directors’ Interests In The Transaction

83. Valassis’s Board members in general and the Management Defendants in particular, stand to gain tens of millions of dollars in connection with the Offer.

84. The Management Defendants owned approximately 5.85% of Valassis’s outstanding stock as of March 4, 2013. Specifically, Defendants Mason, Recchia and Schultz owned approximately 0.95%, 1.4% and 3.5% as of March 4, 2013, respectively. Those number would increase substantially based on the number of additional common shares, restricted shares, and options each will receive in connection with the Proposed Transaction.

85. Also, Defendant Schultz’s consulting agreement does not expire until January 1, 2015. The Company has not disclosed the terms under which Defendant Schultz’s consulting agreement will be restructured, bought out or adopted by the M&F Group.

86. Defendants Mason and Recchia, the executives involved in secret negotiations with the M&F Group, will each receive a total of more than $7.9 million dollars if they tender their shares in the Offer. The Company’s other executives will each receive between $2.8 and $3.9 million. Surprisingly, the total compensation also included full salaries during a non-compete period for Mason in case the company decided to enforce the employment contract non-compete clause. Recchia is entitled to and will receive his full salary for the duration of his non-compete as the company will enforce the clause.

87. Mason’s total compensation of $7,918,562 included the following: $4,375,000 in cash for salary and maximum annual bonus opportunities, $2,117,855 for equity in company options and restricted stock, $25,706 for the cost of health benefits for 30 months, and $1,400,000 for salary payments during a non-compete period if the company chose to enforce that provision of the employment contract.

88. Recchia’s total compensation of $7,973,450 included the following: $2,588,673 in cash for salary and maximum annual bonus opportunities, $1,205,049 for equity in company options and restricted stock, $3,054,219 for pension benefits, and $1,125,510 for salary payments for the duration of the non-compete in Recchia’s employment agreement. The Company has not disclosed what other arrangements or relationships, including employment or equity investments in the new company, between the Company’s management and the M&F Group have been discussed or are under consideration. Each of the Directors would be entitled to received cash consideration with respect to their Company options and restricted stock in connection with the Proposed Transaction if they tender their shares, as follows:

Joseph B. Anderson	$428,696.00
Kenneth V. Darish	$397,336.00
Robert A. Mason	$3,926,110.00
Robert L. Recchia	$7,129,946.00
Thomas J. Reddin	$150,746.00
Alan F. Schultz	$2,162,150.00
Wallace S. Snyder	$262,496.00
Luis A. Ubiñas	$105,456.00
Ambassador Faith Whittlesey	$179,396.00
TOTAL	$14,313,636.00

89. This compensation, the prospect of future employment with the M&F Group, and the prospect of equity participation in the M&F Group created a conflict of interest for the Management Defendants and the other Defendants that tainted the sales process.

B.	Valassis’ Sale Price Did Not Account For The Company’s Projected Growth

90. The $34.04 Offer Price is far below the fair value of the Company as a stand-alone venture and well below the price that may have been realized if the Board undertook a meaningful sales process.

91. On December 19, 2013, Bloomberg reported that Polaris Capital CEO Bernie Horn valued Valassis in the “mid $50s” and had said that the Proposed Transaction is a “gross misestimate of the ultimate value that will accrue to holders,” though it is a “great deal” for management. Polaris Capital owned approximately 700,000 shares at that time and is believed to be among the Company’s top 13 holders.

92. The opinion of J.P. Morgan, as described in the Company’s Recommendation Statement, contains numerous obvious flaws that undermine the Offer Price.

93. To begin with, in conducting its analysis, J.P. Morgan did not use the Management Projections. Rather, J.P. Morgan used the Reduced Projections that had been developed by Valassis’s Management after it had engaged in secret negotiations with the M&F Group.

94. J.P. Morgan did not simply use the Reduced Projections in constructing a discounted cash flow analysis (“DCF”) as part of its Fairness Opinion. Rather, it took the further step of creating “extrapolations” of management’s forecasts for years 6-10 (the “Extrapolation”). In the Extrapolation, the Company’s revenue growth rate was further reduced from the levels in the Reduced Projections to a level of 0.5% in year ten – a level far below the inflation rate. Any reasonably financially competent Board member would have identified that using the Extrapolation was not a reasonable practice.

95. Even after using the Reduced Projections rather than the Management Projections and applying the Extrapolation, J.P. Morgan was still only able to construct a DCF analysis implying a per share price range with a mid-point of $35.38 – more than a dollar higher than the Offer Price of $34.04.

96. If J.P. Morgan had applied the Reduced Projections without applying the Extrapolation, it would have increased the implied per share price range by approximately 16%. Moreover, if J.P. Morgan had applied the Management Projections while still applying the Extrapolation, it would have increased the implied per share price range by approximately 21% Finally, if J.P. Morgan had applied the Management Projections without applying the

Extrapolation, it would have increased the implied per share price by approximately 41%. Any of these corrections would have placed the low-end of the implied per share price range well above the Offer Price.

97. The J.P. Morgan’s Fairness Opinion is also flawed because the Offer Price fails to properly value the Company’s future growth prospects as reflected by the Company’s management’s own projections. It similarly fails to account for the value of the Litigation Recovery.

CLASS ACTION ALLEGATIONS

98. Plaintiff brings this action pursuant to Court of Chancery Rule 23, and on behalf of all holders of Valassis common stock (except Defendants, and any persons, firm, trust, corporation or other entity related to or affiliated with them and their successors in interest) who are or will be threatened with injury arising from Defendants’ wrongful actions, as more fully described here.

99. This action is properly maintainable as a class action. The Class is so numerous that joinder of all members is impracticable. It is believed that thousands of shareholders exist who hold approximately 38,490,114 outstanding shares of Valassis common stock as of November 1, 2013.

100. There are questions of law and fact common to the Class including, inter alia, the following:

(a) Whether the Management Defendants breached their fiduciary duties by engaging in negotiations with the M&F Group that were kept secret from the Board;

(b) Whether the Defendants breached their fiduciary duties by failing to negotiate in good faith with the M&F Group;

(c) Whether Defendants have breached, or are breaching, their fiduciary duties to Plaintiff and the Class in connection with the Offer;

(d) Whether Plaintiff and the other members of the Class will be damaged irreparably by Defendants’ conduct; and

(e) Whether Plaintiffs and the Class are entitled to injunctive relief or damages.

101. Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature.

102. Plaintiff’s claims are typical of the claims of the other members of the Class, and Plaintiff has the same interests as the other members of the Class.

103. Plaintiff is an adequate representative of the Class.

104. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class, which would as a practical matter be disjunctive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

105. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class, as a whole, is appropriate.

COUNT I

Breach of Fiduciary Duty

(against all Defendants)

106. Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

107. As directors and/or officers of Valassis, each Individual Defendant bears fiduciary duties to Valassis and its stockholders, including Plaintiff. Such duties include the obligation to act in the best interests of all stockholders, without bias, self-interest or self-dealing, to inform themselves about the transaction at issue and to consider all material information reasonably available to them and use appropriate care.

108. The Defendants, by reason of their positions with the Company and their relationships with Valassis, are in possession of non-public information concerning the financial condition and prospects of the Company, and especially the true value and expected increased future value of the Company and its assets, which they have not disclosed to the Company’s public stockholders.

109. Defendants have breached their duties by engaging in conduct designed to permit Harland Clarke to acquire Valassis at an unfair price. The Management Defendants engaged in unsanctioned and secret communications with the M&F Group even while the Board was engaged in a strategic process. Subsequently, the Defendants favored the M&F Group by giving it informational advantages not shared by other potential acquirers and unreasonably limiting the Company’s outreach to other potential acquirers, among other things. In addition, the Board based its decision, at least in part, on a Fairness Opinion and a DCF analysis that were manipulated to minimize perception of the Company’s inherent value.

110. The resulting Merger Agreement provides inadequate procedural protections to Plaintiff and the Class, and if consummated, will provide them with inadequate consideration. For the reasons set forth herein, the process undertaken by the Board and the price of the Proposed Transaction were unreasonably low.

111. Unless enjoined by the Court, the Individual Defendants will continue to breach their duties to Plaintiff and the Class, and Plaintiff and the Class will suffer irreparable harm. Plaintiff and the Class have no adequate remedy at law.

COUNT II

Breach of the Duty of Candor

(against all Defendants)

112. Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

113. The fiduciary duties of each Individual Defendant include the obligation to make full, accurate and non-misleading disclosures to the stockholders in connection with the Proposed Transaction and the Offer.

114. The Defendants have violated their duty of candor by making materially false, misleading and omissive statements regarding the Proposed Transaction and the circumstances surrounding the Proposed Transaction as described above.

115. On information and belief, unless enjoined, the Individual Defendants will continue to issue materially false and misleading statements, and will fail to disclose material facts regarding the Proposed Transaction.

116. Plaintiff and the class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment as follows:

a.	Declaring this action to be a proper class action and certifying Plaintiff as representative of the Class;

b.	Finding that Defendants have breached, and are continuing to breach, their fiduciary duties to the Class;

c.	Preliminarily and permanently enjoining Defendants and all those acting in concert with them from taking any action to hold the shareholder vote or consummate the Offer;

d.	In the event the Offer is consummated, rescinding the Offer and/or awarding rescissory damages to the Class;

d.	Awarding the Class damages, together with pre- and post-judgment interest;

e.	Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees and expenses; and

f.	Granting such other and further relief as the Court may deem just and equitable.

Dated: January 13, 2014		LABATON SUCHAROW LLP

OF COUNSEL:	By:	/s/ Christine S. Azar
Christine S. Azar (DE Bar No. 4170)
BERMAN DEVALERIO		Peter C. Wood, Jr. (DE Bar No. 5249)
Norman Berman		300 Delaware Avenue, Suite 1225
Nathaniel L. Orenstein		Wilmington, DE 19801
One Liberty Square		Telephone: (302) 573-2530
Boston, MA 02109		Facsimile: (302) 573-2529
(617) 542-8300		Email: cazar@labaton.com
Email: pwood@labaton.com

BERMAN DEVALERIO
Sarah Khorasanee McGrath		Counsel for Plaintiff, Municipal Police
One California Street, Suite 900		Employees’ Retirement System Of Louisiana
San Francisco, CA 94111
(415) 433-3200

Counsel for Plaintiff, Municipal Police
Employees’ Retirement System Of Louisiana

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